Two World Financial Center New York, NY 10281-1008 212.768.6700 212.768.6800 fax Stephen S. Kudenholdt www.sonnenschein.com
Stephen S. Kudenholdt
(212) 768-6847
skudenholdt@sonnenschein.com

August 13, 2010

Securities and Exchange Commission
Filing Desk — Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	RBS Acceptance Inc.
Amendment No. 2 to the Registration Statement on Form S-3 filed August 13, 2010
File No. 333-165667

Ladies and Gentlemen:

On behalf of RBS Acceptance Inc. (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A on EDGAR, the captioned Amendment No. 2 to the Registration Statement.

The objective of the above-captioned Amendment No. 2 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated July 9, 2010.  These comments and our corresponding responses may be found below.  Please do not hesitate to contact us with any questions.

Prospectus

Cover Page

Comment:

1.      While we note your response to our prior comment 6, it appears that the cover page of the prospectus supplement still contemplates the issuing entity's assets including agency securities. Please advise or please revise your registration statement to remove all “private label mortgage-backed or asset-backed securities.” In this regard, we also note your disclosure in the fifth bullet point on page 76 of the prospectus, the third full paragraph on page 116 of the prospectus and the sixth paragraph under the section entitled “The Depositor” starting on page S-69 of each of the prospectus supplements.

Response:              We have revised the cover page to the Prospectus to remove the bullet point for agency securities guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac.  We have also deleted all of the other references to private label or agency securities in each of the Prospectus and the Forms of Prospectus Supplement.  The Registrant will not include any private label mortgage-backed or asset-backed securities as trust assets in any series.  Please see deletions on the cover page and pages 76 and 116 of the Prospectus and page S-70 of each Form of Prospectus Supplement.

Brussels            Chicago            Dallas            Kansas City            Los Angeles            New York            Phoenix            St. Louis

San Francisco            Short Hills, N.J.            Silicon Valley         Washington, D.C.            Zurich

RBS Acceptance Inc.
August 13, 2010

The Issuing Entity, page 39

Comment:

2.      We note your response to our prior comment 3. Given your response to our prior comment 3, please revise the second full paragraph on page 40 of the prospectus to remove any implication that information respecting the assets will not be known at the time of the initial sale of the securities as the material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

Response:              We have revised the second full paragraph on page 40 of the Prospectus to remove the implication that information with respect to the assets will not be known at the time of the initial sale of the securities as the material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

Description of the Securities, page 55

Purchase Obligations, page 71

Comment:

3.      We note your response to our prior comment 8. To the extent any remarketing agent is affiliated with the depositor, please revise the registration statement to register the remarketing agreements or please advise.

Response:              We note that the remarketing agreements described in this section do not contemplate a remarketing or resale of any of the securities offered pursuant to the Registration Statement, but rather contemplate only the sale of pooled assets held by the issuing entity.  Therefore, we do not believe that this section relates to any registered remarketing transactions, or remarketing transactions that are required to be registered, as contemplated in footnote 193 of Release 33-8518.

Comment:

4.      In a registered remarketing transaction the issuer must update the prospectus so that at the time of the remarketing the prospectus includes all of the information regarding the pool required to be in the prospectus. See footnote 193 of Release 33-8518. To the extent the issuer has not previously updated the prospectus to include all the updated information required by Form S-3, such as updated information required by Item 1111 of Regulation AB, through incorporation of Exchange Act filings, the issuer must file and incorporate by reference a Form 8-K containing the information regarding the pool assets or must file a prospectus supplement or post-effective amendment, as appropriate, to update the prospectus. Confirm that you will follow this practice.

RBS Acceptance Inc.
August 13, 2010

Response:              We acknowledge that these practices are required for registered remarketing transactions, but as discussed in response 3 above we do not believe that our Registration Statement contemplates remarketing transactions that are required to be registered.

The Depositor, page S-69

Comment:

5.      We note your response to our prior comment 9. Please revise this section to define the terms “realized loss or delinquency triggering event” and “mortgage loan groups” and to explain what is meant by “a realized loss or delinquency triggering event has been exceeded” and “a disproportionately large percentage of principal payments.”

Response:              We have revised the language under the heading “The Depositor” in each Form of Prospectus Supplement to more clearly define the terms set forth in Comment 5.   Please see page S-70 in the Form of Prospectus Supplement (Notes) and page S-69 in the Form of Prospectus Supplement (Certificates).

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If you require any additional information, please contact the undersigned at (212) 768-6847 or Mansi Desai at (212) 768-6753.

Very truly yours,

/s/ Stephen S. Kudenholdt

Stephen S. Kudenholdt